

March 6, 2012

Via E-mail
Mr. Robert D. Thomas
President and Chief Executive Officer
Infoblox Inc.
4750 Patrick Henry Drive
Santa Clara, CA 95054

> **Re:** **Infoblox Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 15, 2012**
> **File No. 333-178925**

Dear Mr. Thomas:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2012

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your graphics. Text that accompanies graphic depictions of your product should be limited to simple labels or phrases that very briefly explain the picture. Such information should provide a balanced view of your business and operations. In this regard, we note that the text beneath your graphic depiction is unbalanced, too detailed and/or are more suited disclosure for the business section. Also, we note that you have a great deal of information surrounding the graphic depiction which is overly technical, contains a great deal of information and would be more appropriately placed in the business section. Please provide us with a revised copy of the artwork for review and comment as soon as possible to give us enough time to review them prior to printing.

2.   We note your response to prior comment 7. Your disclosure on page 5 stating that the stock split will occur immediately prior to the closing suggests that shares outstanding prior to the offering will be affected by the split, but shares issued in the offering will not be so affected. If this is the case, and the split ratio is unknown at the time of the distribution of the preliminary prospectus and at the time of the effectiveness of the offering, please tell us the basis of your belief that the preliminary prospectus and the

final prospectus will provide investors with sufficient information for a reasoned investment decision, given that the percentage of the company being offered to the public would seemingly not be known until the stock split ratio is finalized.

3.   In this regard, please tell us when you plan to file the post-effective amendment containing the stock split information that will also include other share information dependent on the stock split—specifically, explain the timing of filing of the post-effective amendment and the mailing of the confirmations.

Risk Factors

"Our Business Depends on End Customers Renewing Their Maintenance and Support Contracts…", page 18

4.   We refer to your response prior comment 12. Given your belief that you cannot provide a sufficiently precise and reliable measure of the extent to which your customers renew their maintenance and support agreements, it is unclear how you are able to make the representations that end customers "generally" or "typically" renew their maintenance and support contracts upon expiration. Also, given your inability to precisely measure the renewal rates of your end customers, tell us the basis for your belief that end customers generally renew their maintenance and support contracts "at a high rate."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

5.   We note from your risk factor disclosures on page 18 that a substantial portion of your annual net revenue comes from renewal of maintenance and support contracts and if your end customers do not renew their maintenance and support contracts or if they renew on less favorable terms, your net revenue may decline and your business may suffer. Considering the significance of maintenance and support renewals to your business, it remains unclear to us why you believe that information regarding the renewal rates for such contracts would not be meaningful to an investor as indicated in your response to prior comment 12.   Please explain further why you are unable to provide the percentage renewal rates of your maintenance and support contracts for each period presented. Alternatively, tell us what other metrics you use to monitor your maintenance and support contract revenues and tell us how you have included such metrics in your results of operation discussion or revise accordingly. We refer you to Section III.B of SEC Release No. 33-8350.

6.   We note from your response to prior comment 13 that there are many interrelated factors that contribute to changes in the company's sales of products and licenses from period to period, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. Please explain these factors in further detail,

if they were not previously described in your response. Also, please provide us with the percentage change in units sold for the periods presented. While this information might not be directly correlative, if it is the strongest indicator of changes due to demand, please revise to disclose it. Additionally, to the extent that multiple sources contributed to a material change in your revenues, revise to quantify these factors pursuant to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835.

7.   You disclose on page 45 that your performance is impacted by your ability to add new end customers as well as your ability to sell additional products to your growing base of customers. Tell us whether you considered including a discussion regarding the increase in unit sales attributable to new customers versus existing customers or tell us why you do not believe this information is material to investors.

Liquidity and Capital Resources, page 61

8.   Please explain further your revised disclosures on page 62 where you indicate that your source of cash was partially offset by an increase in accounts receivable due to timing of customer payments. In addition, please provide us with your days sales outstanding calculations for each period presented and tell us whether you considered providing a discussion of this metric in your liquidity disclosures or explain why you do not believe this information is necessary. We refer you to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies

Stock-Based Compensation, page 67

9.   You indicate in your response to prior comment 20 that there was no change in comparable companies used in your valuation analyses for stock option grants during fiscal 2011 and subsequent issuances with the exception of one newly-public networking company. Please tell us why this company was used in the last two valuation analyses when it appears that its initial public offering was completed in November 2009. Also, tell us if there would be a material impact on your valuation of stock option grants if this company were included in all of the valuation analyses.

Executive Compensation

Compensation Discussion and Analysis, page 104

10.   We note the revisions made in response to prior comment 26. We note that while you no longer refer to the consideration of the compensation practices of other companies, you continue to refer to your evaluation and familiarity with the competitive market. Please provide a brief description of this "competitive market." Such a description should include a description of the types of companies included in the competitive market and why such companies were included.

Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

11.   You indicate in your response to prior comment 33 that distributor revenue is recognized on a sell-through basis because the sales price is not fixed or determinable, which appears to be due to your inability to reasonably estimate future returns, including pricing credits, rebates, and stock rotations. Revise to clarify this in your disclosure.

12.   Please explain further your response to prior comment 34 and how you determined that revenue recognition for product sales through certain distributors should be deferred until maintenance is purchased. For instance, explain further your statement that it appeared certain distributors were intending to delay commencement of your level 3 support until they could commence billing their end customers for level 1 and 2 support services. Tell us how this supports your suspicions that certain distributors delayed reporting sell-through until actual deployment by the end-user. Also, explain further why you believe that sell-through is determined on the date you receive the support order. Finally, tell us when a support order is typically placed by the end customer and tell us how the timing of such order compares to both the actual product sell-through date and the date of deployment by the end-user.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                    Sincerely,

                                                    /s/ Mark P. Shuman

                                                    Mark P. Shuman
                                                    Branch Chief – Legal

cc: Via E-mail
        Laird H. Simons III, Esq.
        Fenwick & West LLP